

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2024

Xia Liu
Chief Financial Officer
WEC Energy Group, Inc.
231 West Michigan Street
Milwaukee, WI 53201

> **Re: WEC Energy Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 22, 2024**
> **File No. 001-01245**

Dear Xia Liu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 52

1. We note that your measures of the electric and natural gas margins appear to exclude certain amounts that would be attributable to cost of revenues and reflected in measures of gross margin in accordance with GAAP, such as operating and maintenance expenses and depreciation and amortization. Therefore, it appears that your margin measures should be clearly identified as non-GAAP measures and that you would need to adhere to the disclosure requirements in Item 10(e) of Regulation S-K. For example, electric gross margin and natural gas gross margin, each reflecting all costs and expenses applicable to revenues, would be identified as the most directly comparable GAAP measures in providing the disclosures required by Item 10(e)(1)(i)(A) and (B) of Regulation S-K; reconciliations to your non-GAAP measures should begin with these GAAP measures.

In your revised disclosure, please also include analyses of the changes in these most directly comparable GAAP measures, similar to those provided for changes in your non-GAAP measures of the electric and gas margins. Please refer to Question 100.05 and 102.10(a) and (b) of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Please provide a response that clearly explains how you intend to revise your non-GAAP and MD&A disclosures. Please note this comment also applies to the disclosures of your utility subsidiaries.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation